UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. _____)

National Energy Services Reunited Corp.
(Name of Issuer)

Ordinary Shares, no par value
(Title of Class of Securities)

G6375R107
(CUSIP Number)

Wedad Abboud
Al Nowais Investments LLC
Al Nowais Building, P.O. Box 984
Abu Dhabi, United Arab Emirates
+971 2 691 8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 6, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G6375R107	Page 2 of 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Al Nowais Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Abu Dhabi, United Arab Emirates

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,806,289
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,806,289
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,806,289
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON (See Instructions) CO

* All calculations of percentage ownership in this Schedule 13D with respect to the Reporting Person are based upon a total of 85,562,769 ordinary shares, no par value, of National Energy Services Reunited Corp. outstanding as of June 6, 2018 as reported by NESR in a Form 8-K filed on June 12, 2018.

ITEM 1.	SECURITY AND ISSUER

This statement on Schedule 13D (this “Schedule 13D”) relates to the ordinary shares, no par value per share (each, a “Share”, and collectively, the “Shares”), of NATIONAL ENERGY SERVICES REUNITED CORP., a company formed in the British Virgin Islands (“NESR”). The principal executive offices of NESR are located at 777 Post Oak Blvd, Suite 800, Houston, Texas 77056.

ITEM 2.	IDENTITY AND BACKGROUND

(a)        This Schedule 13D is being filed by Al Nowais Investments LLC, a company existing under the laws of United Arab Emirates (“ANI” or the “Reporting Person”).

(b)        The address of the principal office of ANI is Al Nowais Building, PO Box 984, Abu Dhabi, United Arab Emirates.

(c)         The principal business of ANI is investment for its own account.

(d)        The name, residence or business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship, of each executive officer and director of ANI is set forth below. For each such executive officer and director, except where indicated below, the name of the corporation or other organization in which such employment is conducted is ANI and the business address is c/o ANI, Al Nowais Building, PO Box 984, Abu Dhabi, United Arab Emirates.

Executive Officers:

Name	ANI Position	Citizenship
Adel Hussan Al Nowais	Managing Director	United Arab Emirates
Kassem Tawil	Director – Investments	France
Hussein Matar	Director – Business Development	United Kingdom
Aqueel Bohra	Director – Project Finance	India
Mohammed Shaikley	Director – Corporate Finance	United States of America
Afaf Jbara	Director – Corporate Communications	Kingdom of Morocco

Directors:

Name	ANI Position	Principal Occupation or Employment	Address	Citizenship
Hussain Al Nowais	Director	Director, ANI	Al Nowais Investments LLC Al Nowais Building, P.O. Box 984 Abu Dhabi, United Arab Emirates	United Arab Emirates
Yousef Al Nowais	Director	Director, ANI	Al Nowais Investments LLC Al Nowais Building, P.O. Box 984 Abu Dhabi, United Arab Emirates	United Arab Emirates

(e)          During the past five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of its directors or executive officers, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f)         During the last five years, neither the Reporting Person nor, to the best knowledge of any of its directors or executive officers, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On November 12, 2017, ANI, NESR and the other parties thereto entered into the NPS Stock Purchase Agreement (the “NPS Stock Purchase Agreement”), pursuant to which NESR agreed to acquire (the “NPS Acquisition”) all of the equity interests owned by ANI and other selling stockholders in NPS Holdings Limited (“NPS”) in exchange for cash and Shares. In accordance with the NPS Stock Purchase Agreement, on June 6, 2018, ANI acquired 4,806,289 Shares in exchange for 60,493,559 shares that it owned in NPS.

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Person has acquired the Shares reported herein for investment purposes.

The Reporting Person may further sell, purchase, hold, vote, trade, dispose or otherwise deal in the Shares at times, and in such manner, as it deems advisable to benefit from changes in the market prices of such Shares, changes in NESR’s operations, business strategy or prospects, or from the sale or merger of NESR. To evaluate such alternatives, the Reporting Person will routinely monitor NESR’s operations, prospects, business development, management, competitive and strategic matters, capital structure and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Person and other investment considerations. Consistent with its investment evaluation criteria, the Reporting Person may discuss such matters with management or directors of NESR, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Person modifying its ownership of the Shares, proposing changes in NESR’s operations, governance or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Person reserves the right to formulate other plans and/or make other proposals, and take such actions with respect to its investment in NESR, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Shares or dispose of all the Shares beneficially owned by it, in the public market or privately negotiated transactions. The Reporting Person may at any time reconsider and change its plans or proposals relating to the foregoing.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated by reference in its entirety into this Item 5.

(a)-(b)    All calculations of percentage ownership in this Schedule 13D with respect to the Reporting Person are based upon a total of 85,562,769 ordinary shares, no par value, of NESR outstanding as of June 6, 2018 as reported by NESR in a Form 8-K filed on June 12, 2018.

As of June 6, 2018, the Reporting Person may be deemed to beneficially own an aggregate of 4,806,289 Shares, representing approximately 5.6% of the outstanding Shares.

Neither the Reporting Person nor, to the knowledge of the Reporting Person, any of its directors and executive officers may be deemed to beneficially own any Shares other than as set forth herein.

(c)       Except as otherwise described herein, no transactions in the Shares were effected by the Reporting Person nor, to the knowledge of the Reporting Person, any of its directors and executive officers during the period from April 6, 2018 to June 6, 2018.

(d)       No person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned by the Reporting Person.

(e)       Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On November 12, 2017, ANI, NESR and the other parties thereto entered into the NPS Stock Purchase Agreement, pursuant to which NESR agreed to acquire all of the equity interests owned by ANI and other selling stockholders in NPS in exchange for cash and Shares. In accordance with the NPS Stock Purchase Agreement, on June 6, 2018, ANI acquired 4,806,289 Shares in exchange for 60,493,559 shares that it owned in NPS. For a more detailed description of the NPS Stock Purchase Agreement, please see pages 95 to 97 of the Definitive Proxy Statement on Schedule 14A filed by NESR with the SEC on May 8, 2018, which description is incorporated by reference into this Schedule 13D.

On June 6, 2018, NESR entered into a Relationship Agreement (the “ANI Relationship Agreement”) with ANI, pursuant to which NESR agreed, until such time as ANI or its affiliates no longer hold at least 50% of the number of Shares acquired by ANI pursuant to the NPS Stock Purchase Agreement, to (i) nominate to the NESR board a person designated by ANI and (ii) permit one additional representative of ANI to observe the meetings of the NESR board in a non-voting capacity. ANI has the right to remove the director nominated by it (with or without cause) at any time. The rights of the board observer will include the right to participate in discussions of the NESR board, to receive notice of the meetings of the NESR board and to receive copies of all minutes, written consents and other material received by the members of the NESR board, as permitted by law. Each board observer must accept in writing to keep confidential all information of which they become aware in their position as a board observer. ANI shall retain the right to nominate a NESR board member and appoint a board observer for so long as it holds at least 50% of the shares that it acquired pursuant to the NPS Stock Purchase Agreement. On June 12, 2018, Adnan Ghabris was named to the NESR board.

Furthermore, in the ANI Relationship Agreement, ANI agreed that for six (6) months after the closing of the NPS Acquisition, it shall not, and shall cause its affiliates to not, directly or indirectly offer, sell, issue, contract to sell, pledge or otherwise dispose of the Shares it acquired at the NPS Acquisition closing. Notwithstanding the lock-up provision, ANI is permitted to grant a security interest in respect of their Shares to any provider of finance, provided that it shall retain the voting rights with respect to those Shares. ANI may not assign or transfer in whole or in part any rights under the ANI Relationship Agreement.

On June 6, 2018, NESR entered into a registration rights agreement with NESR Holdings Ltd., NESR SPV Limited (“NESR SPV”) and ANI (the “Registration Rights Agreement”). Under the Registration Rights Agreement, NESR SPV and ANI are entitled to request that NESR register their Shares on up to five occasions pursuant to demand registration rights, and ANI is entitled to effect up to two of the five aggregate demand registrations. In addition, NESR SPV and ANI are entitled to certain “piggy-back” registration rights with respect to registration statements filed subsequent to the closing of the NPS Acquisition. NESR also agreed to file a resale registration statement within a specific period of time following the closing of the NPS Acquisition. NESR will bear the expenses incurred in connection with the filing of any such registration statements.

The foregoing descriptions of the NPS Stock Purchase Agreement, the ANI Relationship Agreement and the Registration Rights Agreement are not intended to be complete and are qualified in its entirety by reference to the full text of the agreements, which have been filed or are incorporated by reference into this Schedule 13D.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

7.01	NPS Stock Purchase Agreement, dated as of November 12, 2017, among NESR and the other parties thereto (incorporated by reference to Annex A to the Definitive Proxy Statement on Form Schedule 14A filed by NESR on May 8, 2018)

7.02	ANI Relationship Agreement, dated as of June 6, 2017, between NESR and ANI (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by NESR on June 12, 2018)

7.03	Registration Rights Agreement, dated as of June 6, 2018, among NESR, NESR Holdings Ltd., NESR SPV and ANI

99.1	Power of Attorney, relating to ANI

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 18, 2018

AL NOWAIS INVESTMENTS LLC
/s/ Hussain Al Nowais
Name: Hussain Al Nowais
Title: Director